

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 22, 2010

Via U.S. Mail and Facsimile to (917) 210-1074

Mr. Ephren W. Taylor, President
Incoming, Inc.
244 5<sup>th</sup> Avenue
Suite V235
New York, NY 10001

> **Re:    Incoming, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 9, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed January 20, 2010**
> **File No.'s 000-53616**

Dear Mr. Taylor:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                              Sincerely,


                                              Brian McAllister
                                              Staff Accountant